Exhibit 99.1
For immediate release

IMI ANNOUNCES DECISION NOT TO PURSUE IBEX TECHNOLOGIES INC.

Toronto, Ontario (December 16, 2004) - IMI International Medical Innovations Inc. (TSX: IMI, Amex: IME) today announced that it has decided not to further pursue the acquisition of IBEX Technologies Inc. (TSX: IBT).

"We have determined that there is no reason to amend, extend or increase the consideration to be offered for IBEX," said Dr. Brent Norton, President and Chief Executive Officer. "Certain conditions of our Offer were not met and we are no longer interested in acquiring IBEX."

As a result, IMI has allowed the Offer to Purchase, dated November 4, 2004, to expire and has not and will not be taking up any shares of IBEX that were tendered to the Offer.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, will be marketed and distributed worldwide by McNeil Consumer Healthcare. The Company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause IMI’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of IMI’s products, reliance on third-party manufacturers, the competitiveness of IMI’s products if successfully commercialized, the ability of IMI to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. While IMI routinely obtains patents for its products and technology, the protection offered by IMI’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult IMI’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contacts:
Ron Hosking	Sarah Borg-Olivier
Chief Financial Officer	Director, Communications
rhosking@imimedical.com	sbolivier@imimedical.com
(416) 222-3449	(416) 222-3449

IMI's U.S. Investor Relations Contact:
Jane Lin/Andrea Faville
The Investor Relations Group
(212) 825-3210
jlin@investorrelationsgroup.com
afaville@investorrelationsgroup.com